Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, October 23, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference:     Material Event

In accordance with Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

Today, we became aware of the response submitted by MSRA S.A.C. (the valuation firm appointed to determine the minimum price per share to be considered by Inversiones Aspi S.A. in the Tender Offer for the voting shares issued by Cementos Pacasmayo S.A.A.) to the Superintendency of the Securities Market (the “SMV”), addressing the comments raised by the SMV on the valuation report through Official Letter No. 5332-2026-SMV/11.1, dated October 21, 2026.

According to MSRA S.A.C. in the aforementioned response, all comments raised by the SMV have been addressed, without such response constituting a new valuation report or a modification to the minimum price determined in the valuation report prepared by MSRA S.A.C., which was disclosed to the market on October 14, 2026.

A copy of the aforementioned response submitted by MSRA S.A.C. to the SMV is attached as an Annex to this communication.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative

Firmado Digitalmente por:

JOSE FELIX VILLAFUERTE MENDOZA

Fecha: 23/10/2026 10:34:52 a.m

Lima, 22 de octubre de 2026

Señor
César Figueroa Benites
Intendente General (e)
Intendencia General de Supervisión de Conductas
Superintendencia del Mercado de Valores
Av. Paseo de la República N° 3617, San Isidro
Presente.-

Ref.: Oficio N° 5332-2026-SMV/11.1 — Expediente N° 2026017300
Asunto: Absolución de observaciones al Informe de Valorización de las acciones comunes de Cementos Pacasmayo S.A.A.

De nuestra consideración:

Nos dirigimos a usted, en representación de MSRA S.A.C. (en adelante, MSRA), en atención al Oficio de la referencia, notificado el 21 de octubre de 2026, mediante el cual se formulan observaciones al Informe de Valorización presentado el 14 de octubre de 2026 (en adelante, el Informe), en el que se determinó el precio mínimo a ser tomado en cuenta por Holcim Ltd. en la Oferta Pública de Adquisición sobre las acciones comunes de Cementos Pacasmayo S.A.A. (en adelante, CPAC o la Compañía).

Mediante el presente escrito único absolvemos cada observación, siguiendo su numeración, sin que ello constituya una nueva versión del Informe. Los cuadros provienen del modelo de valorización que sustenta el Informe y no modifican ninguna de sus cifras ni el precio mínimo determinado. Salvo indicación distinta, las cifras se expresan en miles de soles (S/ miles).

Observación 1. Elección de la prima de Moore Hong Kong en lugar de la información de BVR

La prima por derecho a voto (23.70%) se estimó con la información de Moore Hong Kong (sección 10.0.3 y Anexos 16.2.3.B y 16.2.4 del Informe). El Anexo 16.2.3.A menciona el «Mergerstat/BVR Control Premium Study» como fuente de referencia del método de la prima de control.

La elección de Moore Hong Kong no cambia esa fuente. Moore compila las primas de control adoptadas por los valorizadores independientes, que provienen mayoritariamente del «Control Premium Study» de FactSet Mergerstat, LLC (Figura 1), la misma base de transacciones con la que se elabora el estudio Mergerstat/BVR. Es decir, la prima aplicada se sustenta en la fuente que menciona el Anexo 16.2.3.A. Se optó por la compilación de Moore porque, además:

- Es de acceso público y detalla cada operación, lo que permite reproducir y verificar la mediana (Anexo 16.2.4); el estudio Mergerstat/BVR es de acceso por suscripción.
- Su serie (abril de 2023 a marzo de 2026) termina en la fecha de valorización.
- Su resultado es consistente con la mediana de las primas de los informes de valorización presentados a la SMV (Anexo 16.2.5).

SMV001

31 March 2026 Trailing 12 Months Key Findings

Control Premium

- **17 out of 325 circulars included valuation reports with the adoption of control premiums.**
- **70.6% of valuers quoted figures from the 'Control Premium Study' by FactSet Mergerstat, LLC.**
- **29.4% of valuers quoted figures from other sources.**

Table 3(a) Summary Statistics of CP adopted

CP Range	CP Average	CP Median	CP Upper Quartile	CP Lower Quartile
11.5%- 39.0%	25.0%	26.8%	31.5%	15.6%

Table 3(b) Sources of CP

'Control Premium Study' published by FactSet Mergerstat, LLC	Others
12	5

Count
31 March 2026 Trailing 12 Months CP
6
4
2
0
[10%,15%)
[15%,20%)
[20%,25%)
[25%,30%)
[30%,35%)
[35%,40%)
CP Figures

Figura 1. Moore Hong Kong, «Control Premium & Discount for Lack of Marketability Study», Issue 2 (abril de 2026), pág. 5: resultados de los doce meses al 31 de marzo de 2026 (extracto).

SMV
Expediente 2026017300
FECHA: 22/10/2026 16:09
MR - 0141 CV: 6536043 FOLIOS: 10

1

Observación 2. Metodología «Valor como negocio en marcha»

2.1. Fundamento de la elección del flujo de caja libre de la empresa (FCFF)

Conforme al numeral 10.4.1 del Anexo V del Reglamento de OPA, se empleó el FCFF descontado al WACC, como se explica en la sección 10.4.2 del Informe (págs. 123 a 125):

- Dado que CPAC mantiene obligaciones financieras con terceros (S/ 1,426,392 miles al 31.03.2026), corresponde descontar al WACC el flujo disponible para todos los proveedores de capital, como prevén las Bases.
- El FCFF (EBIT, menos impuesto a la renta y participación de trabajadores, más depreciación y amortización, menos CapEx y variación del capital de trabajo) no depende del cronograma de amortizaciones ni de refinanciamientos: la deuda se resta por su saldo al 31.03.2026 para obtener el valor del patrimonio (págs. 125 y 139).
- No se usó el flujo del accionista porque exigiría proyectar decisiones de financiamiento no definidas a la fecha de valorización, que el nuevo controlador puede modificar; tampoco el de dividendos, que depende de una política de reparto discrecional.

2.2. Sustento del volumen de despachos desde 2027 y proyección por tipo de producto

Desde 2027 el volumen de todas las líneas crece a la misma tasa que la inversión privada proyectada con el escenario de El Niño (Cuadro 1; Anexo 16.5.1.2). La demanda de cemento se deriva de la construcción, mayoritariamente privada (autoconstrucción 72% y sector privado formal 14%; Informe, sección 6.1.1), y la inversión privada es la variable con proyección oficial (MMM 2026-2029 del MEF) más vinculada a esa demanda; desde 2030 converge con el PBI (3.2%). La proyección está en línea con la de la Compañía (crecimiento anual compuesto del volumen de cemento de 3.5% y 3.4% en 2026-2036, respectivamente; Anexo 16.5.4.4).

El crecimiento de 8.0% de 2026 se sustenta en los despachos del primer trimestre de 2026, que crecieron 11.72% interanual.

Cuadro 1. Volúmenes proyectados por producto

Producto	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cemento a terceros (miles TM)	2,838	3,065	3,194	3,172	3,267	3,579	3,694	3,812	3,749	3,824	4,190	4,324
Concreto (miles m³)	570	616	642	637	656	719	742	766	753	768	842	869
Bloques, adoquines y ladrillos (miles de piezas)	30,902	33,375	34,776	34,537	35,566	38,967	40,214	41,501	40,820	41,632	45,614	47,073
Prefabricados pesados (miles de piezas)	10.0	10.8	11.2	11.1	11.5	12.6	13.0	13.4	13.2	13.4	14.7	15.2
Cal (miles TM)	16	18	18	18	19	20	21	22	21	22	24	25
Mortero (miles de bolsas)	3,872	4,182	4,358	4,328	4,457	4,883	5,039	5,200	5,115	5,217	5,716	5,899
Variación del volumen, escenario con El Niño (todas las líneas)	**real**	**8.0%**	**4.2%**	**(0.7%)**	**3.0%**	**9.6%**	**3.2%**	**3.2%**	**(1.6%)**	**2.0%**	**9.6%**	**3.2%**
Variación de la inversión privada, escenario con El Niño	—	**4.0%**	**4.2%**	**(0.7%)**	**3.0%**	**9.6%**	**3.2%**	**3.2%**	**(1.6%)**	**2.0%**	**9.6%**	**3.2%**

Inversión privada: MMM 2026-2029 del MEF (4.0% en 2026 y 4.2% en 2027-2029) y 3.2% desde 2030, ajustada por el escenario de El Niño (Anexo 16.5.1.2). En 2026 el volumen crece al doble de la inversión privada. Elaboración: MSRA.

2.3. Sustento del crecimiento de precios de 0.50% y precisión entre las páginas 126 y 129

El crecimiento anual de 0.5% está en línea con las proyecciones de la Compañía (Anexo 16.5.4.5), que lo sustentan en un entorno competitivo más exigente: crecimiento de las importaciones y de competidores locales más pequeños, y entrada de nuevos competidores. Es coherente con la evolución reciente del precio implícito del cemento: +10.2% en 2023, +3.8% en 2024 y +0.9% en 2025.

Las páginas 126 y 129 se refieren al mismo supuesto. La página 129 alude a la tasa anual de 0.5% que considera la Compañía; la página 126 la compara con la serie de precios por tonelada de la Compañía (Anexo 16.5.4.3), cuya tasa media compuesta 2025-2036 es 0.4% (Cuadro 2).

Cuadro 2. Precios implícitos proyectados por producto

Producto	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cemento (S/ por TM)	614.9	618.0	621.0	624.2	627.3	630.4	633.6	636.7	639.9	643.1	646.3	649.6
Concreto (S/ por m³)	400.1	402.1	404.1	406.2	408.2	410.2	412.3	414.3	416.4	418.5	420.6	422.7
Bloques, adoquines y ladrillos (S/ por pieza)	0.98	0.98	0.99	0.99	1.00	1.00	1.01	1.01	1.02	1.02	1.03	1.03
Prefabricados pesados (S/ por pieza)	79.0	79.4	79.8	80.2	80.6	81.0	81.4	81.8	82.2	82.6	83.0	83.4

SMV002

2

Producto	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cal (S/ por TM)	587.0	589.9	592.9	595.9	598.8	601.8	604.8	607.9	610.9	614.0	617.0	620.1
Mortero (S/ por bolsa)	6.68	6.71	6.75	6.78	6.82	6.85	6.88	6.92	6.95	6.99	7.02	7.06
Variación anual de precios	real	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Memo: precio del cemento, proyección de la Compañía (S/ por TM)	**614.8**	**615.9**	**617.0**	**619.7**	**622.3**	**624.5**	**627.5**	**630.5**	**633.6**	**636.7**	**639.8**	**642.9**

Precio implícito = ventas / volumen. La serie de la Compañía (Anexo 16.5.4.3) crece 0.4% anual compuesto entre 2025 y 2036. Elaboración: MSRA.

2.4. Sustento de la frecuencia de El Niño fuerte o más cada 5 años

La frecuencia se sustenta en la serie de El Niño global (índice ONI de la NOAA; Anexos 16.5.1.2 a 16.5.1.5):

- Entre 1994 y 2025, 9 de 32 años (28%) estuvieron afectados por un Niño global fuerte o muy fuerte; entre 1950 y 2025, 19 de 76 años (25%).
- El choque (−4.69 pp en la inversión privada, diferencia promedio entre los años con Niño fuerte o muy fuerte y los años sin evento en 1994-2025) se aplica en uno de cada cinco años y 25% de él en el año siguiente, lo que equivale a 25% de años con choque, en línea con esa proporción histórica.

Contado desde el último episodio (2023-2024), el ciclo sitúa los choques en 2028 y 2033. Como cada choque se revierte con el rebote posterior, la frecuencia no afecta el nivel de 2036 ni el valor terminal.

2.5. Cálculo de los componentes del costo de ventas en todo el horizonte

En los siguientes cuadros se presentan los componentes del costo de ventas 2026-2036 (depreciación y amortización, personal, flete, envases y otros costos) y su construcción por segmento: costo variable unitario del cemento (materias primas, combustible, energía, otros materiales, envases y flete) aplicado al volumen, costos fijos de planta y costos unitarios de concreto, bloques, morteros y cal. Los supuestos son los de la pág. 126 del Informe.

Cuadro 3. Costo de ventas proyectado — A. Componentes

Componentes	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Depreciación y amortización	136,167	141,355	145,692	148,297	141,258	144,482	148,948	150,320	102,649	78,720	85,929
Gastos de personal	170,438	174,390	191,215	183,494	189,094	208,932	200,266	199,836	222,560	218,942	222,075
Flete	201,396	221,034	227,762	248,918	289,545	308,358	328,394	333,326	350,820	396,654	422,426
Envase	54,234	57,134	57,365	59,723	66,089	68,886	71,802	71,330	73,477	81,309	84,750
Otros costos de venta	833,235	869,563	876,623	907,174	981,487	1,016,609	1,053,113	1,052,432	1,080,645	1,186,132	1,229,046
Total costo de ventas	**1,395,470**	**1,463,475**	**1,498,656**	**1,547,606**	**1,667,474**	**1,747,268**	**1,802,522**	**1,807,243**	**1,830,151**	**1,961,756**	**2,044,227**

SMV003

Cuadro 3.1. Costo de ventas proyectado — B. Costo variable unitario del cemento (S/ por TM)

Costo unitario	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Materias primas	71.3	72.1	72.9	73.7	74.4	75.1	75.9	76.6	77.4	78.2	79.0
Combustible	35.1	35.5	35.9	36.3	36.6	37.0	37.4	37.7	38.1	38.5	38.9
Energía	34.1	34.4	34.8	35.2	35.6	35.9	36.3	36.6	37.0	37.4	37.7
Otros materiales	4.8	4.8	4.9	4.9	5.0	5.0	5.1	5.1	5.2	5.2	5.3
Envases	17.7	17.9	18.1	18.3	18.5	18.7	18.8	19.0	19.2	19.4	19.6
Flete	65.7	69.2	71.8	76.2	80.9	83.5	86.2	88.9	91.7	94.7	97.7
Costo variable unitario del cemento	**228.6**	**233.9**	**238.3**	**244.5**	**250.9**	**255.2**	**259.6**	**264.0**	**268.6**	**273.3**	**278.1**

Cuadro 3.2. Costo de ventas proyectado — C. Construcción por segmento

Construcción por segmento	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Cemento – costo variable (unitario × volumen)	700,662	746,992	755,848	798,713	897,946	942,506	989,379	989,967	1,027,225	1,145,159	1,202,608
Cemento – costos fijos de planta	165,924	169,574	173,305	177,117	180,660	184,273	187,958	191,718	195,552	214,101	218,383
Concreto premezclado	111,887	117,869	118,346	123,211	136,345	142,115	148,129	147,156	151,585	167,743	174,842
Bloques, adoquines y ladrillos	16,478	17,359	17,429	18,146	20,080	20,930	21,815	21,672	22,324	24,704	25,750
Morteros	14,522	15,298	15,360	15,992	17,696	18,445	19,226	19,100	19,675	21,772	22,693
Cal	8,767	9,235	9,273	9,654	10,683	11,135	11,606	11,530	11,877	13,143	13,699
Otros	70,626	71,403	72,188	72,982	73,712	74,449	75,194	75,946	76,705	77,472	78,247
Subtotal sin personal ni D&A	**1,088,866**	**1,147,730**	**1,161,750**	**1,215,815**	**1,337,122**	**1,393,854**	**1,453,308**	**1,457,088**	**1,504,942**	**1,664,094**	**1,736,222**
(+) Gastos de personal	170,438	174,390	191,215	183,494	189,094	208,932	200,266	199,836	222,560	218,942	222,075
(+) Depreciación y amortización	136,167	141,355	145,692	148,297	141,258	144,482	148,948	150,320	102,649	78,720	85,929
Total costo de ventas	**1,395,470**	**1,463,475**	**1,498,656**	**1,547,606**	**1,667,474**	**1,747,268**	**1,802,522**	**1,807,243**	**1,830,151**	**1,961,756**	**2,044,227**

Costos unitarios variables: crecen al 50% de la inflación; flete según la proyección de la Compañía hasta 2030 (luego 3.2% anual). Costos fijos: crecen con la inflación; desde 2035 incluyen el mantenimiento de la ampliación. Concreto, bloques, morteros y cal: costo unitario 2025 que crece al 50% de la inflación, aplicado al volumen.

3

2.6. Supuestos de deuda financiera y costos financieros proyectados

Los supuestos de deuda y costos financieros (Cuadro 4) solo afectan los gastos financieros y la utilidad neta proyectados; no afectan el valor, porque el FCFF se calcula antes de financiamiento y la deuda se resta por su saldo al 31.03.2026 (S/ 1,440,573 miles, incluidos los intereses por pagar; Informe, pág. 140). Se aplicaron:

- Los cronogramas contractuales informados por la Compañía: Club Deal en tres cuotas anuales en 2026-2028; primera emisión de bonos al vencimiento, en febrero de 2029; segunda emisión en diez cuotas semestrales entre agosto de 2029 y febrero de 2034.
- El financiamiento con pagarés de corto plazo del 50% de las amortizaciones del Club Deal, en línea con la política informada por la Compañía.
- Las tasas contractuales del Club Deal y de los bonos, y la tasa histórica de los pagarés.

Cuadro 4. Deuda financiera y costos financieros proyectados

Concepto	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Saldo al cierre – Club Deal	310,394	155,248	—	—	—	—	—	—	—	—	—
Saldo al cierre – Bonos 1.ª emisión	259,872	259,933	259,995	—	—	—	—	—	—	—	—
Saldo al cierre – Bonos 2.ª emisión	309,653	309,702	309,751	278,800	216,849	154,898	92,947	30,996	—	—	—
Saldo al cierre – Pagarés	454,785	532,371	609,956	712,542	712,542	712,542	712,542	712,542	712,542	712,542	712,542
Total obligaciones financieras	**1,334,705**	**1,257,254**	**1,179,702**	**991,342**	**929,391**	**867,440**	**805,489**	**743,538**	**712,542**	**712,542**	**712,542**
Amortización – Club Deal	(156,364)	(156,364)	(156,364)	—	—	—	—	—	—	—	—
Amortización – Bonos 1.ª emisión	—	—	—	(260,000)	—	—	—	—	—	—	—
Amortización – Bonos 2.ª emisión	—	—	—	(31,000)	(62,000)	(62,000)	(62,000)	(62,000)	(31,000)	—	—
Aumento neto de pagarés	77,585	77,585	77,585	102,585	—	—	—	—	—	—	—
Intereses – Club Deal	23,130	14,030	4,929	—	—	—	—	—	—	—	—
Intereses – Bonos	38,605	38,605	38,605	21,781	16,266	12,023	7,779	3,536	177	—	—
Intereses – Pagarés	24,216	29,197	34,178	39,159	45,745	45,745	45,745	45,745	45,745	45,745	45,745
Otros (costos de emisión, arrendamientos, intereses tributarios y otros)	6,257	6,408	6,413	5,347	5,472	5,681	5,927	6,214	6,454	6,767	7,191
Total costos financieros	**92,209**	**88,240**	**84,126**	**66,288**	**67,483**	**63,449**	**59,452**	**55,495**	**52,376**	**52,512**	**52,936**

Saldos a costo amortizado. Tasas: Club Deal 5.82%, bonos 6.688% y 6.844% (contractuales); pagarés 6.42% sobre el saldo inicial del año. No afectan el FCFF ni el valor: la deuda se resta por su saldo al 31.03.2026.

2.7. Sustento del CapEx total de 3.9% de las ventas desde 2033

Hasta 2032 se mantiene el ratio de 4.6%, porque las plantas aún tienen holgura (utilización de 63.5% en cemento y 75.9% en clínker en el 1T-2026; Anexo 16.5.4.2) y la Compañía sigue invirtiendo en ellas para acompañar la demanda. Cuando el volumen acerca el horno de clínker (Informe, pág. 51) y la molienda a su capacidad, la inversión en las plantas existentes se concentra en el mantenimiento y el esfuerzo de inversión se traslada a la nueva capacidad: el ratio baja a 3.9% y en 2035 se incorpora por separado la ampliación de S/ 572 millones (US$ 120 millones en clínker y US$ 45 millones en molienda; Informe, pág. 127).

El supuesto está en línea con las proyecciones de la Compañía, cuyo CapEx crece menos que sus ventas en 2027-2034 (Anexo 16.5.4.5). Como precisó la Compañía, en 2026-2034 su CapEx corresponde principalmente a inversiones de sostenimiento y se ubica temporalmente por debajo de la depreciación, que aún recoge las inversiones de la planta Piura (2015) y del Horno 4 (2022), hasta el nuevo molino y el nuevo horno de 2035-2036; ello responde a su ciclo de inversión y no a una reducción de la capacidad operativa. El CapEx recurrente acumulado 2027-2034 es prácticamente el mismo en el Informe y en la proyección de la Compañía (Cuadro 4.1). Además, 3.9% está dentro del rango de los años sin proyectos extraordinarios (3.7% de las ventas en 2024 y 4.6% en 2021). Los Cuadros 9 y 10 muestran el CapEx y la depreciación por año.

Cuadro 4.1. CapEx recurrente del Informe y de la proyección de la Compañía, 2027-2034

Concepto	2027	2028	2029	2030	2031	2032	2033	2034	Acumulado
CapEx recurrente – Informe (PPE e intangibles)	116,464	116,235	120,114	131,764	136,463	141,336	121,509	124,415	1,008,300
CapEx – proyección de la Compañía	116,620	122,400	119,000	118,800	125,000	130,000	135,000	140,000	1,006,820

Sin la ampliación de capacidad. Fuente: Informe, Anexos 16.5.2.5 y 16.5.4.4. Elaboración: MSRA.

2.8. Costo de la deuda (Kd) y datos de los componentes del COK y del WACC

- El Kd del WACC debe reflejar el costo de mercado de la deuda a la fecha de valorización, no el costo contractual. Los bonos corporativos son los únicos instrumentos de CPAC con precio de mercado observable (vector de precios de la SBS); los pagarés y el Club Deal son préstamos bancarios bilaterales sin cotización, pactados en otras fechas. Por ello, Kd es el promedio ponderado por saldo de las tasas de mercado de las dos emisiones de bonos (Cuadro 5.1).

4

SMV004

- Los bonos son, además, la deuda de largo plazo de CPAC (vencimientos en 2029 y 2034), acorde con el horizonte de los flujos; los pagarés vencen en menos de un año y el Club Deal en 2028.

A continuación se presentan los componentes del COK y del WACC y la información utilizada (Anexos 16.5.5.1 a 16.5.5.7 del Informe).

Cuadro 5. Componentes del COK y del WACC

Componente	Ref.	Valor	Fuente / cálculo
Tasa libre de riesgo	Rf	4.23%	Bono del Tesoro de EE.UU. a 10 años, promedio de un año al 30.03.2026 (US Treasury)
Beta desapalancado	βu	0.80	Construction Supplies, mercados emergentes (Damodaran; Cuadro 5.2)
Deuda / Equity	D/E	38.24%	Obligaciones financieras / equity implícito en la compra de Holcim
Tasa impositiva (IR + PT)	t	36.06%	1 − (1 − 29.5%) × (1 − 9.3%)
Beta apalancado	βl	1.00	βu × [1 + (1 − t) × D/E]
Prima por riesgo de mercado	Rm	5.79%	S&P 500 − T-Bonds, promedio geométrico 1976-2025 (Damodaran; Cuadro 5.3)
Prima por riesgo país	Rp	1.36%	Default spread por calificación Baa1 (Damodaran; Cuadro 5.4)
Prima por riesgo de moneda	Rc	0.85%	Rendimiento del bono del gobierno peruano a 10 años en S/ (6.14%; BCRP, PD31893DD) − en US$ (5.29%; BCRP, PD31894DD), promedio de un año (Cuadro 5.5)
Costo del equity (S/)	**Ke**	**12.21%**	**Rf + βl × Rm + Rp + Rc**
Costo de la deuda (S/)	Kd	5.56%	TIR de los bonos de CPAC ponderada por saldo (vector SBS al 30.03.2026; Cuadro 5.1)
Deuda / (Deuda + Equity)	D/(D+E)	27.66%	
WACC (S/)	**WACC**	**9.82%**	**Ke × E/(D+E) + Kd × (1 − t) × D/(D+E)**

Cuadro 5.1. Costo de la deuda: bonos corporativos (vector de precios SBS)

Bono	ISIN	Vencimiento	Cupón	TIR (vector SBS)	Saldo 31.03.2026	Peso	Aporte a Kd
CPACA2BC1A	PEP23950M017	01.02.2029	6.688%	5.011%	259,825	45.63%	2.29%
CPACA2BC2A	PEP23950M025	01.02.2034	6.844%	6.029%	309,616	54.37%	3.28%
Total					**569,441**	**100.00%**	**5.56%**

Cuadro 5.2. Unlevered Beta — Damodaran (Beta Industry Averages, Emerging Markets)

Industry Name	Number of firms	Beta	D/E Ratio	Unlevered beta
Created by:	Aswath Damodaran, adamodar@stern.nyu.edu			
What is this data?	Beta, Unlevered beta and other risk measures — Emerging Markets			
Home Page:	http://www.damodaran.com			
Construction Supplies	**580**	**1.00**	**32.65%**	**0.80**

Cuadro 5.3. Equity Risk Premium — Damodaran (promedio geométrico)

Periodo	Stocks − T.Bills	Stocks − T.Bonds
1928-2025	6.65%	5.48%
1976-2025 (Rm utilizado →)	**7.61%**	**5.79%**
2016-2025	12.44%	13.79%

Cuadro 5.4. Country Risk Premium — Damodaran

Country	Peru	
Moody's sovereign rating	Baa1	Local currency
S&P sovereign rating	BBB-	Local currency
Country Default Spread (based on rating) (Rp utilizado →)	**1.36%**	

Cuadro 5.5. Promedios mensuales de las series diarias de Rf y Rc (%)

Serie	abr-25	may-25	jun-25	jul-25	ago-25	set-25	oct-25	nov-25	dic-25	ene-26	feb-26	mar-26	Prom.
Rf: bono del Tesoro EE.UU. 10 años	4.28	4.42	4.38	4.39	4.26	4.12	4.06	4.09	4.14	4.21	4.13	4.24	4.23
Bono soberano Perú en S/ 10 años	6.60	6.49	6.41	6.19	6.01	6.13	6.11	6.00	5.83	5.89	5.80	6.23	6.14
Bono global Perú en US$ 10 años	5.67	5.60	5.52	5.51	5.32	5.11	5.08	5.11	5.09	5.15	5.06	5.28	5.29
Rc: diferencial S/ − US$	**0.93**	**0.89**	**0.89**	**0.68**	**0.69**	**1.01**	**1.03**	**0.89**	**0.73**	**0.74**	**0.74**	**0.95**	**0.85**

Promedios mensuales de datos diarios; la columna «Prom.» corresponde al promedio diario del periodo. Fuentes: US Treasury, BCRP, SBS, Damodaran.

SMV005

5

2.9. Cálculo y sustento del RONIC y de la «D&A 2036 del modelo»

- **RONIC (17.88%):** promedio 2034-2036 del ROIC proyectado (NOPAT del modelo entre el capital invertido promedio), con la ampliación de 2035 ya incorporada (Cuadro 6). Es consistente con el retorno de la nueva capacidad según el costo de la ampliación informado por la Compañía (17.9%).
- **D&A 2036 del modelo (S/ 91,132 miles):** depreciación de propiedad, planta y equipo (S/ 86,139 miles) más amortización de intangibles (S/ 4,993 miles), sin el activo por derecho de uso. Como en 2034 termina de depreciarse la maquinaria existente a 2025, en el valor terminal la D&A se normaliza al CapEx de mantenimiento de 2036 (S/ 141,417 miles) (Cuadro 6.1).

Cuadro 6. RONIC

Concepto	2034	2035	2036	RONIC (promedio)
NOPAT del modelo	**480,976**	**565,532**	**578,177**	
Capital invertido promedio	2,649,138	3,030,056	3,436,462	
ROIC = NOPAT / capital invertido promedio	**18.16%**	**18.66%**	**16.82%**	**17.88%**

Capital invertido: capital de trabajo operativo neto + propiedad, planta y equipo + intangibles + crédito mercantil. NOPAT del modelo: EBIT ajustado por NIIF 16, neto de IR y PT (36.06%), antes del bono de cierre de convenio.

Cuadro 6.1. Del NOPAT 2036 al valor terminal

Concepto	S/ miles
EBIT ajustado 2036 (sin PT)	904,222
D&A 2036 del modelo (PPE S/ 86,139 + intangibles S/ 4,993; sin ADU)	91,132
D&A normalizada (= CapEx de mantenimiento 2036)	141,417
Ajuste por normalización de la D&A	(50,285)
EBIT normalizado 2036	853,937
(−) IR y PT (36.06%)	(307,913)
(−) Bono de cierre, promedio del ciclo 2034-2036, neto	(16,396)
NOPAT normalizado 2036	**529,628**
NOPAT 2037 = NOPAT 2036 × (1 + g), g = 3.20%	**546,576**
Tasa de reinversión = g / RONIC = 3.20% / 17.88%	17.90%
(−) Reinversión neta	(97,812)
FCF 2037	448,764
Valor terminal = FCF 2037 / (WACC − g)	**6,781,997**

2.10. Cálculos intermedios de cuentas por cobrar, inventarios y cuentas por pagar

Las cuentas por cobrar comerciales con terceros, los inventarios y las cuentas por pagar comerciales se proyectan con 18.53, 229.20 y 35.18 días, respectivamente, aplicados a su base (Informe, pág. 127). Los ratios del Anexo 16.5.2.10 son indicadores resultantes, calculados sobre saldos totales y sobre el costo de ventas total; los Cuadros 7 concilian ambos cálculos. La referencia de la pág. 127 a «2022 y 2025» debe leerse 2023-2025.

Cuadro 7. Cuentas por cobrar

Concepto	2024 (R)	2025 (R)	2026 (P)	2027 (P)	2028 (P)	2029 (P)	2030 (P)	2031 (P)	2032 (P)	2033 (P)	2034 (P)	2035 (P)	2036 (P)
Ventas netas	1,978,071	2,116,883	2,291,472	2,396,386	2,392,343	2,473,567	2,716,134	2,814,526	2,916,562	2,884,366	2,954,865	3,245,908	3,363,923
Días de cobro comerciales (supuesto)	**17.61**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**	**18.53**
CxC comerciales = ventas × días ÷ 365	**95,419**	**107,496**	**116,362**	**121,689**	**121,484**	**125,609**	**137,926**	**142,923**	**148,104**	**146,469**	**150,049**	**164,828**	**170,821**
Otros componentes (a)													
(+) Activo del contrato	26,701	26,263	12,702	12,796	12,792	12,865	13,083	13,171	13,262	13,233	13,296	13,558	13,664
(+) Otras cuentas por cobrar	8,613	10,269	10,320	10,372	10,424	10,476	10,528	10,581	10,634	10,687	10,740	10,794	10,848
(+) Fondos restringidos para pago de impuestos	393	4,022	4,042	4,062	4,083	4,103	4,124	4,144	4,165	4,186	4,207	4,228	4,249
(+) CxC a la principal y afiliadas	1,969	2,633	2,442	2,454	2,466	2,479	2,491	2,504	2,516	2,529	2,541	2,554	2,561
(+) Préstamos a terceros y empleados	910	2,906	2,921	2,935	2,950	2,965	2,979	2,994	3,009	3,024	3,039	3,055	3,070
(+) Intereses por cobrar	963	568	571	574	577	579	582	585	588	591	594	597	600
(+) CxC diversas por venta de activos	139	24	24	24	24	24	25	25	25	25	25	25	25
(+) Crédito fiscal IGV + reintegro (corriente)	7,547	6,592	7,155	7,493	7,478	7,740	8,522	8,839	9,167	9,062	9,289	10,228	10,608
(+) Provisión por pérdidas crediticias esperadas	(11,486)	(14,099)	(13,926)	(14,564)	(14,539)	(15,033)	(16,507)	(17,105)	(17,725)	(17,530)	(17,958)	(19,727)	(20,444)
Total cuentas por cobrar corriente	**131,168**	**146,674**	**142,612**	**147,835**	**147,738**	**151,806**	**163,753**	**168,660**	**173,745**	**172,276**	**175,822**	**190,139**	**196,002**

SMV 006

6

Concepto	2024 (R)	2025 (R)	2026 (P)	2027 (P)	2028 (P)	2029 (P)	2030 (P)	2031 (P)	2032 (P)	2033 (P)	2034 (P)	2035 (P)	2036 (P)
Días del anexo = total ÷ ventas × 365	**24.20**	**25.29**	**22.72**	**22.52**	**22.54**	**22.40**	**22.01**	**21.87**	**21.74**	**21.80**	**21.72**	**21.38**	**21.27**

Días de cobro comerciales: CxC comerciales con terceros ÷ ventas netas × 365; desde 2026 se mantienen los 18.53 días de 2025. (a) Otros componentes: crecen con la variación de precios (0.5% anual) —otras cuentas por cobrar, fondos restringidos, préstamos, intereses y venta de activos— o con las ventas del segmento cemento, concreto y prefabricados —crédito fiscal y activo del contrato, cuya porción del Consorcio Constructor Norte se mantiene en S/ 10,709 miles desde 2026—; las CxC a relacionadas aplican sus días de cobro promedio 2023-2025 a los ingresos con relacionadas, y la provisión equivale a 11.97% de las CxC comerciales (promedio 2023-2025).

Cuadro 7.1. Inventarios

Concepto	2024 (R)	2025 (R)	2026 (P)	2027 (P)	2028 (P)	2029 (P)	2030 (P)	2031 (P)	2032 (P)	2033 (P)	2034 (P)	2035 (P)	2036 (P)
Costo de ventas sin D&A ni personal – base de la proyección	957,120	985,031	1,088,866	1,147,730	1,161,750	1,215,815	1,337,122	1,393,854	1,453,308	1,457,088	1,504,942	1,664,094	1,736,222
Días de inventario (supuesto)	**295.17**	**262.03**	**229.20**	**229.20**	**229.20**	**229.20**	**229.20**	**229.20**	**229.20**	**229.20**	**229.20**	**229.20**	**229.20**
Total inventarios = base × días ÷ 365	**773,997**	**707,143**	**683,749**	**720,713**	**729,516**	**763,467**	**839,641**	**875,265**	**912,599**	**914,973**	**945,023**	**1,044,962**	**1,090,254**
Costo de ventas total – base del anexo	1,249,545	1,310,017	1,395,470	1,463,475	1,498,656	1,547,606	1,667,474	1,747,268	1,802,522	1,807,243	1,830,151	1,961,756	2,044,227
Días del anexo = inventarios ÷ costo de ventas total × 365	**226.09**	**197.03**	**178.84**	**179.75**	**177.67**	**180.06**	**183.79**	**182.84**	**184.80**	**184.79**	**188.47**	**194.42**	**194.67**

Desde 2026, 229.20 días = promedio de 2021 (192.80) y 2022 (265.60), antes del efecto del Consorcio Constructor Norte en 2023-2025, sobre el costo de ventas sin depreciación ni gastos de personal. La diferencia con el anexo es solo la base (costo de ventas total).

Cuadro 7.2. Cuentas por pagar

Concepto	2024 (R)	2025 (R)	2026 (P)	2027 (P)	2028 (P)	2029 (P)	2030 (P)	2031 (P)	2032 (P)	2033 (P)	2034 (P)	2035 (P)	2036 (P)
Costo de ventas sin D&A, personal ni compras a relacionadas – base de la proyección	954,550	982,008	1,085,828	1,144,677	1,158,681	1,212,731	1,334,023	1,390,739	1,450,178	1,453,942	1,501,781	1,660,917	1,733,028
Días de pago comerciales (supuesto)	**36.92**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**	**35.18**
CxP comerciales = base × días ÷ 365	**96,549**	**94,657**	**104,664**	**110,337**	**111,687**	**116,897**	**128,588**	**134,055**	**139,784**	**140,147**	**144,759**	**160,098**	**167,049**
Otros componentes (b)													
(+) Impuestos y contribuciones	18,747	54,393	21,717	22,712	22,673	23,443	25,742	26,674	27,641	27,336	28,004	30,763	31,881
(+) Remuneraciones por pagar	36,405	28,757	29,394	30,233	30,898	31,578	32,210	32,854	33,511	34,181	34,865	35,815	36,790
(+) Intereses por pagar	28,280	26,954	26,196	25,437	24,679	16,550	14,782	13,013	11,245	9,477	8,593	8,593	8,593
(+) Cuenta por pagar por compra de PPE	17,122	26,754	10,109	10,109	10,109	10,109	10,109	10,109	10,109	10,109	10,109	10,109	10,109
(+) Adelantos recibidos de clientes	10,380	12,118	13,153	13,774	13,747	14,228	15,666	16,249	16,852	16,659	17,075	18,802	19,500
(+) Dividendos por pagar	11,097	11,823	12,288	12,753	13,218	13,684	14,149	14,614	15,079	15,544	16,009	16,474	16,940
(+) Remuneración al Directorio	5,243	4,790	4,814	4,838	4,862	4,887	4,911	4,936	4,960	4,985	5,010	5,035	5,060
(+) Depósitos en garantía	3,242	3,741	3,760	3,779	3,797	3,816	3,835	3,855	3,874	3,893	3,913	3,932	3,952
(+) CxP a la principal y afiliadas	23	0	0	0	0	0	0	0	0	0	0	0	0
(+) Otras cuentas por pagar	14,963	19,920	27,340	27,404	27,468	27,533	27,598	27,663	27,729	27,795	27,861	27,928	27,995
Total cuentas por pagar	**242,051**	**283,907**	**253,435**	**261,375**	**263,140**	**262,723**	**277,590**	**284,022**	**290,786**	**290,127**	**296,198**	**317,550**	**327,869**
Costo de ventas total – base del anexo	1,249,545	1,310,017	1,395,470	1,463,475	1,498,656	1,547,606	1,667,474	1,747,268	1,802,522	1,807,243	1,830,151	1,961,756	2,044,227
Días del anexo = total ÷ costo de ventas total × 365	**70.70**	**79.10**	**66.29**	**65.19**	**64.09**	**61.96**	**60.76**	**59.33**	**58.88**	**58.60**	**59.07**	**59.08**	**58.54**

Días de pago comerciales: CxP comerciales ÷ costo de ventas sin depreciación, sin gastos de personal y sin compras a relacionadas × 365; desde 2026 se mantienen los 35.18 días de 2025. (b) Otros componentes: impuestos y contribuciones, 0.948% de las ventas (relación de 2024); remuneraciones, con la variación de sueldos y salarios; intereses por pagar, según el cronograma de la deuda; compra de PPE, fija en el saldo al 31.03.2026; adelantos de clientes, con las ventas del segmento cemento, concreto y prefabricados; dividendos, con los declarados menos los pagados; directorio, depósitos en garantía y otras cuentas, con la variación de precios (0.5% anual); el contrato oneroso incluido en otras cuentas se mantiene en S/ 14,528 miles.

2.11. Detalle del «EBIT (sin PT ni bono de cierre de convenio)»

En el siguiente cuadro se concilia la utilidad operativa de los estados financieros proyectados con este EBIT (Informe, pág. 137): se le suman la participación de trabajadores (PT) registrada en costos y gastos y el bono de cierre de convenio. Luego, la PT se deduce con la tasa combinada de 36.06% y el bono, neto de impuesto a la renta. Para 2026 se resta el resultado real del primer trimestre.

SMV007

7

Cuadro 8. EBIT (sin PT ni bono de cierre de convenio)

Concepto	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Utilidad operativa (EEFF proyectados)	503,581	537,872	477,330	513,111	615,630	603,549	653,468	618,106	641,827	792,170	815,226
(+) Participación de trabajadores en costos y gastos	43,423	47,004	44,605	47,383	57,278	60,051	62,760	59,247	65,906	78,354	79,709
Utilidad operativa antes de PT	**547,004**	**584,877**	**521,935**	**560,495**	**672,909**	**663,600**	**716,228**	**677,352**	**707,732**	**870,524**	**894,935**
(+) Bono de cierre de convenio	11,595	7,730	40,059	12,992	8,661	42,677	13,841	9,228	45,290	14,689	9,792
EBIT (sin PT ni bono), año completo	558,599	592,607	561,994	573,487	681,570	706,277	730,070	686,580	753,022	885,212	904,728
(−) Primer trimestre 2026 real	(156,283)										
EBIT (sin PT ni bono de cierre de convenio) – pág. 137	**402,316**	**592,607**	**561,994**	**573,487**	**681,570**	**706,277**	**730,070**	**686,580**	**753,022**	**885,212**	**904,728**
Ajustes NIIF 16 (pagos y depreciación de ADU)	(2,172)	(2,406)	(2,022)	(1,821)	(1,646)	(1,340)	(1,088)	(871)	(814)	(767)	(506)
(−) IR y PT (36.06%)	(144,284)	(212,815)	(201,915)	(206,131)	(245,167)	(254,187)	(262,857)	(247,253)	(271,231)	(318,914)	(326,045)
(−) Bono de cierre, neto de IR	(6,131)	(5,450)	(28,241)	(9,159)	(6,106)	(30,088)	(9,758)	(6,505)	(31,929)	(10,355)	(6,904)
NOPAT	**249,729**	**371,936**	**329,815**	**356,375**	**428,650**	**420,663**	**456,367**	**431,950**	**449,047**	**555,176**	**571,273**

2026: el EBIT de la pág. 137 corresponde a abril-diciembre (año completo menos el primer trimestre real).

2.12. Sustento de la depreciación y amortización proyectadas (contable y tributaria)

Depreciación contable. Conforme al numeral 10.4.1.9 del Anexo V, la depreciación se proyecta por categoría de activo (Cuadro 9):

- **Activos existentes al 31.12.2025:** se mantiene el cargo anual de 2025 de cada categoría hasta agotar su valor neto en libros. La maquinaria existente termina de depreciarse en 2034; las unidades de transporte en 2033; los equipos de cómputo y los muebles en 2030; las edificaciones continúan depreciándose durante todo el horizonte.
- **CapEx desde 2026:** línea recta, con vidas útiles dentro de los rangos de la política contable de CPAC (Cuadro 10) y medio año de cargo en el año de adquisición. Las aplicaciones informáticas se amortizan en 5 años.
- **Ampliación de 2035:** maquinaria con vida útil de 40 años desde su puesta en operación; concesiones, desarrollo de mina y cierre de cantera según sus tasas históricas (unidades de producción).
- **Normalización en el valor terminal:** como la base existente termina de depreciarse en 2034, la D&A de 2034-2036 cae a S/ 83-111 millones; en la perpetuidad se iguala al CapEx de mantenimiento (punto 2.9).

Contraste con la proyección de la Compañía. La D&A acumulada 2026-2036 del modelo (incluida la del activo por derecho de uso) es 5.08% menor que la proyectada por la Compañía: hasta 2033 es mayor, porque se mantiene el cargo de 2025 de los activos existentes, y desde 2034 es menor, efecto que se corrige en el valor terminal al normalizar la D&A (Cuadro 9, memo).

Depreciación tributaria. La depreciación es deducible siempre que se encuentre contabilizada y no exceda los porcentajes máximos de la Ley del Impuesto a la Renta (artículo 39) y su Reglamento (artículo 22). Las tasas contables de los activos nuevos no superan esos máximos (Cuadro 10). El impuesto a la renta y la participación de trabajadores del FCF se calculan aplicando la tasa combinada de 36.06% al EBIT. Para los activos existentes al 31.12.2025, la depreciación tributaria ha sido mayor que la contable: el pasivo diferido neto de S/ 119.2 millones al 31.12.2025 se origina principalmente en la diferencia entre las bases contable y tributaria del activo fijo (nota 14 de los EEFF consolidados intermedios al 31.03.2026), y su reversión se refleja en el impuesto corriente y diferido de los estados financieros proyectados.

Cuadro 9. CapEx, depreciación y amortización

Concepto	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
CapEx recurrente (PPE + intangibles)	(148,729)	(116,464)	(116,235)	(120,114)	(131,764)	(136,463)	(141,336)	(121,509)	(124,415)	(136,533)	(141,417)
CapEx recurrente de PPE / ventas (sin ampliación)	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	3.9%	3.9%	3.9%	3.9%
Edificios – existente	(29,309)	(29,309)	(29,309)	(29,309)	(29,309)	(29,309)	(29,309)	(29,309)	(29,309)	(29,309)	(29,309)
Edificios – CapEx desde 2026	(558)	(1,798)	(2,954)	(3,905)	(4,883)	(5,926)	(7,030)	(8,145)	(9,186)	(10,183)	(11,268)
Maquinaria – existente	(95,891)	(95,891)	(95,891)	(95,891)	(95,891)	(95,891)	(95,891)	(95,891)	(38,595)	—	—
Maquinaria – CapEx desde 2026	(708)	(2,210)	(3,683)	(5,055)	(6,498)	(8,036)	(9,643)	(11,193)	(12,633)	(14,100)	(15,643)
Maquinaria – ampliación 2035	—	—	—	—	—	—	—	—	—	(7,150)	(14,300)
Muebles y enseres	(563)	(587)	(610)	(633)	(308)	(132)	(159)	(185)	(208)	(233)	(247)
Unidades de transporte	(5,241)	(5,649)	(6,057)	(6,453)	(6,872)	(7,319)	(7,784)	(5,265)	(3,591)	(3,821)	(3,848)
Equipos de cómputo y herramientas	(4,797)	(5,827)	(6,858)	(7,865)	(6,218)	(5,766)	(6,949)	(7,577)	(7,587)	(7,639)	(7,781)
Concesiones, desarrollo y cierre de cantera, intereses capitalizados	(2,608)	(2,707)	(2,806)	(2,908)	(3,018)	(3,131)	(3,248)	(3,364)	(3,482)	(3,610)	(3,742)
Depreciación de PPE	**(139,675)**	**(143,979)**	**(148,170)**	**(152,019)**	**(152,997)**	**(155,511)**	**(160,012)**	**(160,928)**	**(104,590)**	**(76,045)**	**(86,139)**
Amortización de intangibles	(14,508)	(15,609)	(15,928)	(14,741)	(5,173)	(5,950)	(6,246)	(6,534)	(6,813)	(7,102)	(4,993)

SMV008

8

Concepto	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
D&A del FCF (PPE + intangibles)	**(154,182)**	**(159,587)**	**(164,098)**	**(166,760)**	**(158,170)**	**(161,461)**	**(166,258)**	**(167,463)**	**(111,403)**	**(83,147)**	**(91,132)**
Depreciación del activo por derecho de uso (NIIF 16)	(5,244)	(5,913)	(6,480)	(6,868)	(7,217)	(7,701)	(8,133)	(8,534)	(8,779)	(9,019)	(9,475)
Memo: D&A total con derecho de uso (S/ millones)											
Informe	159.4	165.5	170.6	173.6	165.4	169.2	174.4	176.0	120.2	92.2	100.6
Proyección de la Compañía	148.1	152.6	152.6	152.6	152.6	155.1	157.6	160.1	162.6	171.9	190.4

Existente: saldo a 2025, con su cargo anual de 2025 hasta agotar el valor neto (maquinaria: 2034). CapEx desde 2026: línea recta, medio año en el año de adquisición. CapEx 2026 completo (incluye S/ 37,290 miles de CapEx extraordinario en obra en curso: planta de coprocesamiento, US$ 5 millones, y almacén, US$ 6 millones). Concesiones, desarrollo y cierre de cantera: unidades de producción. Proyección de la Compañía: Anexo 16.5.4.4.

Cuadro 10. Vidas útiles contables y tasas máximas tributarias

Categoría	Rango política contable (años)	Vida útil contable (años) del modelo	Tasa contable	Tasa máxima tributaria	Base legal
Edificios y otras construcciones	10 – 56	38	2.63%	5%	Art. 39 de la Ley del IR
Maquinaria y equipo (molinos, hornos y otros)	10 – 45	40	2.50%	10% – 20%	Art. 22 del Reglamento de la Ley del IR
Unidades de transporte	5 – 15	9	11.11%	20%	Art. 22 del Reglamento de la Ley del IR
Equipos de cómputo y herramientas	3 – 10	7	14.29%	25% / 10%	Art. 22 del Reglamento de la Ley del IR
Muebles y enseres	10	10	10.00%	10%	Art. 22 del Reglamento de la Ley del IR

La depreciación tributaria aceptada es la contabilizada, siempre que no exceda la tasa máxima. Fuente: nota 2 de los EEFF de CPAC (rangos de vida útil); TUO de la Ley del Impuesto a la Renta y su Reglamento.

Observación 3. Metodología «Valor de liquidación»

3.1. Determinación de los factores de ajuste y tratamiento de los terrenos

El factor de ajuste de cada rubro del Anexo 16.3.1 es el promedio ponderado, por valor contable, de los factores aplicados a sus componentes; los Cuadros 11 a 13 desglosan ese cálculo. Se aplica el factor de realización ordenada, porque el escenario relevante para una empresa solvente es una disolución voluntaria y es, además, el más favorable para los accionistas.

a) Inventarios: factor de 56%.

Cuadro 11. Cálculo del factor de ajuste de inventarios (S/ miles)

Clase	Valor contable	Factor aplicado	Valor de liquidación	Sustento
Productos terminados	2,111	90%	1,900	Cemento con demanda local y canales de distribución existentes; se castiga solo el costo de venta acelerada.
Productos en proceso (clínker y crudo)	191,166	50%	95,583	El clínker es comercializable entre cementeras con molienda propia; el crudo no tiene mercado.
Materias primas	177,080	70%	123,956	Caliza, yeso, carbón y petcoke con mercado de reventa.
Envases y embalajes	2,844	50%	1,422	Bolsas con marca de CPAC; se recuperan como insumo genérico.
Combustible	2,413	90%	2,172	Mercado spot; castigo por costos de traslado.
Repuestos y suministros	226,173	50%	113,086	Específicos de hornos, molinos y fajas, sin mercado secundario; ya netos de obsolescencia.
Inventarios por recibir	3,031	60%	1,819	Bienes en tránsito de clase no asignada; factor intermedio.
Total inventarios	**604,818**	**56%**	**339,938**	**Factor = 339,938 / 604,818**

Fuente: EEFF separados no auditados de CPAC al 31.03.2026, nota 8; Informe, Anexo 16.3.1. Elaboración: MSRA.

b) Resto de propiedad, planta y equipo: factor de 62%. El valor neto en libros opera como techo, porque ya descuenta la depreciación acumulada y el deterioro.

Cuadro 12. Cálculo del factor de ajuste del resto de propiedad, planta y equipo (S/ miles)

Clase de activo	Valor contable	Factor aplicado	Valor de liquidación	Sustento
Edificios y otras construcciones	568,079	90%	511,271	Almacenes, naves, oficinas y obras civiles con usos alternativos; se venderían con el terreno.
Maquinaria, equipos y repuestos relacionados	668,530	50%	334,265	Hornos, molinos, silos y fajas de propósito único, sin comparables locales.
Muebles y enseres	1,260	40%	504	Mobiliario estándar de bajo valor unitario.
Unidades de transporte	3,746	80%	2,997	Mercado de reventa líquido.
Equipos de cómputo y herramientas	11,245	30%	3,374	Obsolescencia rápida.

SMV009

9

Clase de activo	Valor contable	Factor aplicado	Valor de liquidación	Sustento
Obras en curso y unidades por recibir	37,634	20%	7,527	Mejoras no terminadas; se recuperan equipos no instalados.
Concesiones mineras	47,228	50%	23,614	Mercado de concesiones; castigo por especificidad geológica.
Costos de desarrollo de mina	28,300	20%	5,660	Costos hundidos que solo se transfieren con la concesión.
Costos de cierre de cantera (activo)	16,108	0%	—	Contrapartida de la provisión de cierre; su efecto está en el CDA.
Capitalización de intereses	55,806	0%	—	Costo financiero capitalizado; no es un bien separable.
Total resto de PPE	**1,437,936**	**62%**	**889,211**	**Factor = 889,211 / 1,437,936**

Fuente: EEFF separados no auditados de CPAC al 31.03.2026, nota 10; Informe, Anexo 16.3.1. Elaboración: MSRA.

c) Terrenos: factor de 110%. Es la única partida con tasación (Braschi Tasaciones S.A.C.; 65 informes de tasación). El tasador aplica al valor comercial de los terrenos un factor de 67.2% para obtener su valor de realización (S/ 209,655 miles / S/ 311,975 miles). En los códigos tasados, ese valor de realización equivale a 110% de su valor contable (S/ 209,655 miles / S/ 190,578 miles); esa misma relación se aplicó a los códigos no tasados (Cuadro 13).

Cuadro 13. Cálculo del valor de liquidación de los terrenos (S/ miles)

Grupo	N.° de códigos de activo fijo (*)	Valor contable	Valor comercial	Valor de realización	Realización / contable
Códigos totalmente tasados	57	66,404	216,233	147,914	222.7%
Códigos tasados parcialmente	9	124,174	95,742	61,741	49.7%
Subtotal códigos con tasación	**66**	**190,578**	**311,975**	**209,655**	**110.0%**
Códigos sin tasación	6	20,647	n.a.	22,713	110.0%
Total terrenos	**72**	**211,225**		**232,368**	**110.0%**

(*) Los códigos de activo fijo pueden corresponder a más de un terreno.
Fuente: informes de tasación de Braschi Tasaciones S.A.C.; Informe, Anexo 16.3.2. Elaboración: MSRA.

Terrenos no tasados. Se tasaron todos los terrenos del Anexo 10 de las Bases, con excepción de aquellos para los cuales la Compañía no contaba con partida registral, planos, coordenadas y/o ubicación.

Fundamentos para emplear una relación proporcional para calcular el valor de realización de los terrenos tasados parcialmente. Ante la ausencia de una tasación para un determinado terreno, se identificó como mejor práctica el aplicarle al valor contable, primero un ajuste para llevarlo a lo que sería su valor comercial (1.637 veces) y luego el factor de 67.2% para estimar el valor de realización. Estos factores resultan de lo establecido por el tasador independiente arriba mencionado. Se utiliza la relación promedio del conjunto tasado porque es la mejor evidencia disponible del valor de mercado de los terrenos de CPAC frente a su costo histórico, y reconoce para estos predios un valor mayor que su valor contable, en lugar de mantenerlos al costo.

Tratamiento aplicado a los terrenos no tasados, respecto de los cuales indicó valor de realización «n.a.» en el Anexo 16.3.2. La indicación "n.a." significa que no existe un valor de tasación propio. Su valor de realización se estimó en línea con lo descrito en el párrafo precedente.

Sin otro particular, quedamos a su disposición para cualquier aclaración adicional.

Atentamente,

Johan Cieza De Los Santos
Representante Legal
MSRA S.A.C.

SMV010

10